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                                                                     EXHIBIT 2.1

                                LETTER OF INTENT
                                     BINDING

                    EXPIRATION: 10-17-2002; 6PM, CENTRAL TIME


               SURECARE, INC. / MEDICAL OUTCOMES MANAGEMENT, INC.


The purpose of this Letter of Intent is to express the intent of the undersigned parties to undertake a stock, debt and cash payment transaction ("Transaction") between SureCare, Inc. ("SureCare") and Medical Outcomes Management, Inc. ("MOM") which will result in SureCare owning all of the outstanding business assets of MOM.

THIS LETTER SHALL REMAIN CONFIDENTIAL BETWEEN THE PARTIES. THIS LETTER SHALL NOT BE PHOTOCOPIED EXCEPT AS NECESSARY AND SHALL NOT BE SHARED WITH THIRD PARTIES. THIS LETTER SHALL BE DISTRIBUTED ONLY TO THOSE EXECUTIVES, PROFESSIONAL ADVISORS, ATTORNEYS, AND AGENTS OF EACH PARTY ON A NEED TO KNOW BASIS. AS A COMPONENT OF REGULATION FD OF THE SECURITIES AND EXCHANGE ACT, SURECARE WILL BE ALLOWED TO PUBLICLY DISCLOSE THE EXISTENCE OF THE LETTER OF INTENT AND PROVIDE INFORMATION IN GENERAL TERMS ACCEPTABLE TO BOTH PARTIES.


1. Business Objectives. SureCare is a publicly traded healthcare company (NASD Bulletin Board: SURC) engaged in the distributed healthcare business. MOM is a privately held healthcare company engaged in the disease management business. The objective of the Transaction is to systematically integrate MOM into SureCare, Inc., and in the short-term realize the growth and financial benefits of the combination. This transaction is predicated on the ability of MOM to continue to participate under its current contracts.

2. Transaction Objectives. It is the specific objective of the parties that shareholder value in SureCare, both in the short term and in the long term, be maximized. The parties agree to work cooperatively and in good faith through the completion of this Transaction.

3. Ownership Target. It is the intent of the parties that after completion of the Transaction, SureCare will own 100% of the business assets, both tangible and intangible, of MOM. The transaction is structured as an asset purchase transaction. SureCare will acquire all assets except cash and accounts receivable. SureCare will acquire accounts receivable associated with any performance bonus provision. MOM will retain all liabilities except that SureCare will assume the MOM long term notes payable from banking institutions.

4. Valuation. For the purpose of negotiation and the implementation of the Transaction, the parties agree to the following valuation methodology of MOM. Closing of the Transaction will be subject to additional due diligence, fairness and/or valuation opinions that validate these valuations.

                  a. MOM: The total purchase price of MOM shall be $550,000 + Assumption of Debt as provided for in section 5b of this letter of intent.

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Impairment: The valuation will be subject to post closing adjustment if there is material change (if annual revenues for the year ending on the one-year anniversary date of closing fall below $250,000 ) in the MOM revenues over a period of 1 year from the closing date. The material change may not be a direct result of change implemented by SureCare. Such purchase price adjustment adjustment, if realized, will be applied to the post closing equity component of the Transaction as provided for in Section 5c.

5. Stock, Debt, Cash Payment. Based on the aforementioned MOM valuation calculation, SureCare will purchase all of the outstanding assets, both intangible and tangible, and certain liabilities (excluding current, legal and regulatory) of MOM in the following manner:

                  a.           At closing, SureCare will provide MOM or its
                           designees with 1,280,000 shares of stock at a negotiated value of $.25 per share. All SureCare shares will be subject to agreement to not sell more than 30% of SureCare stock held by MOM in any year thereafter. If the MOM shareholder personal note guarantees, as provided for in 5b, are removed within 9 months of closing date, SureCare shares held by MOM will be subject to a lockup agreement for 18 months from date of closing.

                  b.           At closing, SureCare will assume the long-term
                           notes payable on the MOM balance sheet, not to exceed $172,412. The long-term notes payable will be repaid according to terms acceptable to the lenders and SureCare. SureCare will provide best efforts to have MOM shareholders released from any personal guarantees on any notes assumed by SureCare. SureCare will work diligently to have the personal guarantees removed as soon as agreeable to lender based on the full faith and credit of SureCare. In the event that SureCare defaults on the repayment terms of the notes payable or the MOM shareholder note guarantees are not released within 2 years of closing date, SureCare will provide a default penalty in equity equal to the amount of the defaulted debt balance multiplied by 2 divided by post closing stock price as determined in section 5c.

                  c.           Post closing, SureCare will provide MOM or its
                           designees with $550,000 of the purchase price in common stock of SureCare at a calculated stock price to be determined as the average of the SureCare closing stock prices during the period from July 1st to September 30th, 2003. The calculated number of SureCare shares will be reduced by 1,280,000 shares of stock as provided to MOM in section 5a. The calculated stock price will be subject to a maximum price of $.43 and a minimum price of $.05 per share. If the calculated share price is $.43 or higher, MOM will receive no additional share consideration. MOM will not be required to return any shares provided for in section 5a. All SureCare shares received by MOM will be subject to a lockup period of 2 years from date of closing, with an additional agreement to not sell more than 30% of SureCare stock held by MOM in any year thereafter.

6. Employment Intention and Agreements. SureCare is of the belief that in many ways healthcare is local. Therefore, it is the intention of SureCare that the existing MOM employees will remain in place post closing, with the understanding that SureCare reviews employment status of all employees on a routine basis, and changes may occur as a component of these reviews and performance of the individual employee. It is understood that SureCare will have full discretion on employment decisions as of the closing date. At closing, certain MOM executives will enter into a mutually acceptable employment agreement with SureCare for a term of at least 2 years and that will have the appropriate non-competition provisions.

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7.       Definitive Agreements and Closing. The Transaction is subject to the negotiation and execution of one or more definitive agreements between the parties. Each party agrees to negotiate in good faith to execute definitive agreements within 21 days of the execution date of this Memorandum. The target for closing is October 30, 2002. If the parties are unable to reach final agreement as to definitive agreements, it is agreed that this Letter of Intent shall expire on November 30, 2002 unless terminated earlier by either party by written notice or extended by mutually agreement. Closing will be preceded by appropriate due diligence by both parties. Both parties will cooperate to enable legal and financial representatives to conduct its due diligence. Both Parties will permit each other and its agents to have reasonable access to the premises in which they conduct their business and to all of their books, records, and personnel files. Both parties will furnish each other with such financial data, operating data, and other information as they shall reasonably request. Both parties agree to maintain in strict confidence all such due diligence information obtained during the due diligence process and would disclose such information to its employees and agents only as is reasonably necessary.

8. Confidentiality. SureCare and MOM agree that any and all information contained in this Letter of Intent and relating to the proposed Transaction, together with any documents or records prepared by either party that contain or otherwise reflect or are generated from such information, will be kept confidential except as required to be provided per SEC regulations. The parties acknowledge that breach of this confidentiality provision shall cause irreparable harm to the injured party. The parties agree that this paragraph will be separate and enforceable by either party.



Agreed to this 17th day of October, 2002.



       SURECARE, INC.                    MEDICAL OUTCOMES MANAGEMENT, INC.


By: /s/ ROBERT TEAGUE, MD                By: /s/ STEVE RECTOR
    -------------------------------          ---------------------------
       Robert Teague, MD                          Steve Rector
Its:   Chief Executive Officer             Its:   Chief Executive Officer


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